SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM U5B

Energy East Corporation
Name of Registrant

Name, Title and Address of Officer to Whom Notices
and Correspondence Concerning This Statement
Should be Addressed:

Kenneth M. Jasinski
Executive Vice President, General Counsel & Secretary
Energy East Corporation
One Canterbury Green
Stamford, CT 06904

REGISTRATION STATEMENT

The undersigned holding company hereby submits its registration statement to the Securities and Exchange Commission pursuant to Section 5 of the Public Utility Holding Company Act of 1935.
1.	Exact name of registrant:	Energy East Corporation

2.	Address of principal executive offices:	One Canterbury Green Stamford, CT 06904

3.	Name and address of chief accounting officer:	Wesley W. von Schack Chairman, Chief Executive Officer & Chief Accounting Officer Energy East Corporation One Canterbury Green Stamford, CT 06904

4.	Furnish the following information as to the registrant and each subsidiary company thereof (indented to show degree of remoteness from registrant):
Col. A	Col. B	Col. C	Col. D
Name of Company	Organization	State of Organization	Type of Business
Energy East Corporation	Corporation	NY	Holding company
New York State Electric & Gas Corporation	Corporation	NY	Electric and natural gas utility
Connecticut Energy Corporation	Corporation	CT	Holding company
The Southern Connecticut Gas Company	Corporation	CT	Natural gas utility
CNE Energy Services Group, Inc.	Corporation	CT	Energy products and services
Energy East Solutions, LLC (CNE Energy Services Group, Inc. holds 50% interest)	Limited liability company	DE	Energy products and services
Total Peaking Services, LLC	Limited liability company	DE	Natural gas storage
CNE Peaking, LLC	Limited liability company	DE	Firm in-market supply source
CNE Development Corporation	Corporation	CT	Energy-related investment company
East Coast Natural Gas Cooperative, LLC (CNE Development Corporation holds 20% interest)	Limited liability company	DE	Natural gas storage services and sales
CNE Venture-Tech Inc.	Corporation	CT	Energy-related investment company
CIS Service Bureau, LLC	Limited liability company	DE	Utility data processing services
Nth Power Technologies Fund I, LP (CNE Venture-Tech Inc. holds 7.8884% interest)	Limited partnership	CA	Energy-related investment company

Name of Company	Organization	State of Organization	Type of Business
Nth Power Technologies Fund II, LP (CNE Venture-Tech Inc. holds 4.1% interest)	Limited partnership	CA	Energy-related investment company
Energy East Enterprises, Inc.	Corporation	ME	Energy-related investment company
New Hampshire Gas Corporation	Corporation	NH	Energy services company
Southern Vermont Natural Gas Corporation	Corporation	VT	Natural gas supply and distribution
Seneca Lake Storage, Inc.	Corporation	NY	Natural gas storage
Maine Natural Gas, LLC (formerly CMP Natural Gas, LLC) (Energy East Enterprises, Inc. holds an approximate 87% interest)	Limited liability company	ME	Natural gas utility
EAS Enterprises, Inc. (formerly XENERGY Enterprises, Inc.)	Corporation	DE	Energy-related investment company
Energy East Solutions, Inc.	Corporation	DE	Electricity and natural gas marketer
NYSEG Solutions, Inc.	Corporation	NY	Electricity and natural gas marketer
South Jersey Energy Solutions, LLC (Energy East Solutions, Inc. holds 50% interest)	Limited liability company	DE	Electricity marketer, energy services
Energy East Solutions, LLC (Energy East Solutions, Inc. holds 50% interest)	Limited liability company	DE	Energy products and services
Energy East Telecommunications, Inc.	Corporation	DE	Exempt Telecommunications Company
Telergy East, LLC (Energy East Telecommunications, Inc. holds 50% interest)	Limited liability company	NY	Exempt Telecommunications

Name of Company	Organization	State of Organization	Type of Business
Cayuga Energy, Inc.	Corporation	DE	Energy-related investment company
PEI Power II, LLC (Cayuga Energy, Inc. holds 50.1% interest)	Limited liability company	PA	Peaking generation
Carthage Energy, LLC	Limited liability company	NY	Peaking generation
South Glens Falls Energy, LLC (Cayuga Energy, Inc. holds 85% interest)	Limited liability company	NY	Peaking generation
Energy East Management Corporation	Corporation	DE	Service company
CMP Group, Inc.	Corporation	ME	Holding company
Central Maine Power Company	Corporation	ME	Electric utility
Maine Electric Power Company, Inc. (Central Maine Power Company holds 78.3% of voting stock)	Corporation	ME	Electric transmission utility
NORVARCO	Corporation	ME	Electric utility
Chester SVC Partnership (NORVARCO holds 50% general partnership interest)	General partnership	ME	Static var compensator facility
Central Securities Corporation	Corporation	ME	Real estate
Cumberland Securities Corporation	Corporation	ME	Real estate
Maine Yankee Atomic Power Company (Central Maine Power Company holds 38% voting interest)	Corporation	ME	Nuclear generator - in process of being decommissioned
Yankee Atomic Electric Company (Central Maine Power Company holds 9.5% voting interest)	Corporation	MA	Decommissioned nuclear generator
Connecticut Yankee Atomic Power Company (Central Maine Power Company holds 6% voting interest)	Corporation	CT	Nuclear generator - in process of being decommissioned

Name of Company	Organization	State of Organization	Type of Business
Vermont Yankee Nuclear Power Corporation (Central Maine Power Company holds 4% voting interest)	Corporation	VT	Nuclear generator
MaineCom Services	Corporation	ME	Exempt Telecommunications
New England Investment Corporation	Corporation	DE	Exempt Telecommunications
New England Business Trust	Business Trust	MA	Exempt Telecommunications
NEON Communications, Inc. (New England Business Trust holds approximately 20.9% of voting stock)	Corporation	DE	Telecommunications
New England Security Corp.	Corporation	MA	Exempt Telecommunications
New England Gas Development Corporation	Corporation	ME	Investment company
Maine Natural Gas, LLC (New England Gas Development Corporation holds an approximate 13% interest)	Limited liability company	ME	Natural gas utility
The Union Water-Power Company	Corporation	ME	Utility services, real estate, energy management services
CTG Resources, Inc.	Corporation	CT	Holding company
Connecticut Natural Gas Corporation	Corporation	CT	Natural gas utility
CNG Realty Corp.	Corporation	CT	Real estate
The Energy Network, Inc.	Corporation	CT	Energy services
The Hartford Steam Company	Corporation	CT	Heating and cooling services
TEN Transmission Company	Corporation	CT	Natural Gas Transmission system

Name of Company	Organization	State of Organization	Type of Business
ENI Gas Services, Inc.	Corporation	CT	Energy services
KBC Energy Services (ENI Gas Services, Inc. holds 99% interest, TEN Gas Services, Inc. holds 1% interest)	General Partnership	MA	Inactive
TEN Gas Services, Inc.	Corporation	CT	Energy services
Berkshire Energy Resources	Business Trust	MA	Holding company
The Berkshire Gas Company	Corporation	MA	Natural gas utility
Berkshire Propane, Inc.	Corporation	MA	Liquefied petroleum
Berkshire Service Solutions, Inc.	Corporation	MA	Energy services

BUSINESS

5. Describe briefly:
(a) The general character of the business done by the registrant and its subsidiaries, separated as between the holding companies, public utility subsidiaries (as defined in the Act) and the various non-utility subsidiaries;

     Information concerning the general character of the business of Energy East Corporation (Energy East) and its subsidiaries is available in the Form U-1, as amended related to the mergers in File No. 70-9569 (Merger U-1), previously filed. More detailed business descriptions of Energy East and its subsidiaries are available in Item 1 of the annual reports on Form 10-K of the companies: Energy East, year ended December 31, 1999 (File No. 1-14766); New York State Electric & Gas Corporation (NYSEG), year ended December 31, 1999 (File No. 1-3103-2); Connecticut Energy Corporation (Connecticut Energy), year ended September 30, 1999 (File No. 1-8369); CMP Group, Inc. (CMP Group), year ended December 31, 1999 (File No. 1-14786); Central Maine Power Company (CMPCo), year ended December 31, 1999 (File No. 1-5139); CTG Resources, Inc. (CTG Resources), year ended September 30, 1999 (File No. 1-12859); and Berkshire Energy Resources (Berkshire Energy), year ended June 30, 1999 (File No. 0-29812), the relevant sections of which are incorporated by reference herein.

     Statistical information such as kilowatt hour and/or dekatherm sales and operating revenues by customer class and purchases for Energy East and its subsidiaries is available in Item 7 of the annual reports on Form 10-K of the companies referenced in the above paragraph, the companies' annual reports to shareholders and the companies' annual reports to state regulatory commissions as follows: the Energy East 1999 Annual Report (filed as Exhibit F-1 to this report); the NYSEG 1999 Annual Report to the State of New York Public Service Commission (PSC) (filed as Exhibit G-1 to this report); The Southern Connecticut Gas Company (Southern) 1999 Annual Report to the Department of Public Utility Control of the State of Connecticut (DPUC) (filed as Exhibit G-2 to this report); the CMP Group & Central Maine Power Company (CMP Co) Summary Annual Report for 1999 (filed as Exhibit F-3 to this report); the CMP Co 1999 FERC Form 1 Annual Report submitted to the Maine Public Utilities Commission (MPUC) (filed as Exhibit G-4 to this report); the Maine Electric Power Company, Inc. (MEPCo) 1999 FERC Form 1 Annual Report submitted to the MPUC (filed as Exhibit G-5 to this report); the Connecticut Natural Gas Corporation (CNG) 1999 Annual Report to the DPUC (filed as Exhibit G-6 to this report); the Berkshire Energy 1999 Annual Report (filed as Exhibit F-5 to this report); and The Berkshire Gas Company (Berkshire Gas) 1999 Annual Return to the Department of Telecommunications and Energy of Massachusetts (MDTE) (filed as Exhibit G-7 to this report), the relevant sections of which are incorporated by reference herein.

(b) Any substantial changes which may have occurred in the general character of the business of such companies during the preceding five years.

     Information concerning any substantial changes which may have occurred in the general character of the business of Energy East and its subsidiaries during the preceding five years is available in the annual reports on Form 10-K and quarterly reports on Form 10-Q of the companies for the past five years: Energy East (File No. 1-14766), NYSEG (File No. 1-3103-2), Connecticut Energy (File No. 1-8369), CMP Group (File No. 1-14786), CMP Co (File No. 1-5139), CTG Resources (File No. 1-12859) and Berkshire Energy (File No. 0-29812).

PROPERTY

6. Describe briefly the general character and location of the principal plants, properties and other important physical units of the registrant and its subsidiaries, showing separately (a) public utility and (b) other properties. If any principal plant or important unit is not held in fee, so state and describe how held.

     Information concerning the general character and location of the principal plants, properties and other important physical units of Energy East and its subsidiaries is available in Item 2 of the annual reports on Form 10-K of the companies: Energy East, year ended December 31, 1999 (File No. 1-14766); NYSEG, year ended December 31, 1999 (File No. 1-3103-2); Connecticut Energy, year ended September 30, 1999 (File No. 1-8369); CMP Group, year ended December 31, 1999 (File No. 1-14786); CTG Resources, year ended September 30, 1999 (File No. 1-12859); and Berkshire Energy, year ended June 30, 1999 (File No. 0-29812).

INTERSTATE TRANSACTIONS

7. For each public utility company in the holding company system of the registrant which is engaged in the transmission of electric energy or gas in interstate commerce, furnish the following information for the last calendar year:
	Electric Energy kWh	Gas mcf
Total Annual Sales

Interstate Transactions: Name of State:
Delivered out of state
Received from out of state

Name of State:
Delivered out of state
Received from out of state

Information regarding any interstate transactions of NYSEG, Southern, CMP Co, MEPCo, CNG and Berkshire Gas is included in their state regulatory commission annual reports as follows: the NYSEG 1999 Annual Report to the PSC (filed as Exhibit G-1 to this report); the Southern 1999 Annual Report to the DPUC (filed as Exhibit G-2 to this report); the CMP Co. 1999 Annual Report to the MPUC (filed as Exhibit G-4 to this report); the MEPCo 1999 Annual Report to the MPUC (filed as Exhibit G-5 to this report); the CNG Corp. 1999 Annual Report to the DPUC (filed as Exhibit G-6 to this report); and the Berkshire Gas 1999 Annual Return to the MDTE (filed as Exhibit G-7 to this report), the relevant sections of which are incorporated by reference herein.

SECURITIES OUTSTANDING

8. Submit the following information concerning the registrant and each subsidiary thereof as of the latest available date:

FUNDED DEBT

(a) For each issue or series of funded debt, including funded debt secured by liens on property owned, whether or not such debt has been assumed: (Do not include here any contingent liabilities reported under paragraph 8(c).)

As of September 30, 2000

BY PERMISSION OF THE STAFF, COLUMNS E THROUGH I HAVE BEEN OMITTED

Col. A	Col. B	Col. C	Col. D
Name of Obligor	Title of Issue	Amount Authorized (000)	Amount Issued Less Retired (000)
NYSEG	First Mortgage Bond 6 3/4% Series	$150,000	$150,000
NYSEG	First Mortgage Bond 9 7/8% Series	$ 23,000	$ 23,000
NYSEG	First Mortgage Bond 9 7/8% Series	$ 23,000	$ 23,000
NYSEG	First Mortgage Bond 8 7/8% Series	$150,000	$150,000
NYSEG	First Mortgage Bond 8.30% Series	$100,000	$100,000
NYSEG	First Mortgage Bond 7.55% Series	$ 50,000	$ 50,000
NYSEG	First Mortgage Bond 7.45% Series	$100,000	$100,000
NYSEG	Pollution Control Notes - 4.26%	$ 60,000	$ 60,000
NYSEG	Pollution Control Notes - 4.01%	$ 30,000	$ 30,000
NYSEG	Pollution Control Notes - 4.38%	$ 42,000	$ 42,000
NYSEG	Pollution Control Notes - 6.15%	$ 65,000	$ 65,000
NYSEG	Pollution Control Notes - 5.95%	$ 34,000	$ 34,000
NYSEG	Pollution Control Notes - 5.70%	$ 70,000	$ 70,000
NYSEG	Pollution Control Notes - Various	$ 37,500	$ 37,500
NYSEG	Pollution Control Notes - 6.05%	$100,000	$100,000
NYSEG	Pollution Control Notes - Various	$ 63,500	$ 63,500
NYSEG	Pollution Control Notes - Various	$ 74,000	$ 74,000
NYSEG	Pollution Control Notes - 6.00%	$ 12,000	$ 12,000
NYSEG	Pollution Control Notes - 5.90%	$ 25,000	$ 25,000
Southern	Series W First Mortgage Bonds	$60,000	$25,000
Southern	Medium-Term Notes I (MTN I)	$75,000	$37,000
Southern	Medium-Term Notes II (MTN II)	$200,000	$115,000
CNE Energy Services Group, Inc. (CNE Energy Services)	Credit Agreement dated April 30, 1998	$15,000	$8,935
CMPCo	Revolving Credit Facility	$75,000	$30,000
CNG	First Mortgage Bonds, Series AA	$18,000	$8,500
The Energy Network, Inc. (TEN)	Secured Term Note	$45,000	$45,000
TEN	Secured Term Note	$15,000	$15,000
TEN (Capitol Area Systems division)	Industrial Revenue Demand Bonds	$10,600	$10,600
The Hartford Steam Company (SINA division)	Industrial Revenue Demand Bonds	$4,300	$4,300
Berkshire Gas	First Mortgage Indenture Series P 10.06%	$8,000	$8,000
Berkshire Gas	First Mortgage Indenture Series P 10.06%	$2,000	$2,000
Berkshire Energy Resources	Term Note	$5,530	$5,530

CAPITAL STOCK

(b) For each class of capital stock including certificates of beneficial interest give information both in number of shares and in dollar amounts: (Do not include here any warrants, options or other securities reported under paragraph 8 (d).)

As of September 30, 2000

BY PERMISSION OF THE STAFF, COLUMNS G THROUGH J HAVE BEEN OMITTED

Col. A	Col. B	Col. C	Col. D	Col. E	Col. F
Name of Issuer	Title of Issue	Amount Authorized by Charter	Amount Reserved for Options, Warrants, Conversions & Other Rights	Additional Amount Unissued	Amount issued (Col. C Less Cols. D and E)
Energy East	Common Stock, $.01 par value	300,000,000	0	181,643,002	118,356,998
Energy East	Preferred, $.01 par value	10,000,000	0	10,000,000	0
NYSEG	Preferred, Non-Sinking Fund: 3.75%, $100 par value	78,379	0	0	78,379
NYSEG	Preferred, Non-Sinking Fund: 4.50%, $100 par value	11,800	0	0	11,800
NYSEG	Preferred, Non-Sinking Fund: 4.40%, $100 par value	7,093	0	0	7,093
NYSEG	Preferred, Non-Sinking Fund: 4.15%, $100 par value	4,317	0	0	4,317
NYSEG	Preferred Stock, Authorized but Unissued, $100 par value	2,353,411	0	2,353,411	0
NYSEG	Preferred Stock, Authorized but Unissued, $25 par value	10,800,000	0	10,800,000	0
NYSEG	Preference Shares, $100 par value	1,000,000	0	1,000,000	0
NYSEG	Common Stock, $6.66 2/3 par value	90,000,000	0	25,491,523	64,508,477
Connecticut Energy Corporation	Common Stock, $1.00 par value	1,000	0	0	1,000
Southern	Common Stock, $13.33 1/3 par value	1,407,072	0	0	1,407,072
CNE Energy Services	Common Stock, $1.00 par value	1,000	0	0	1,000
CNE Development Corporation (CNE Development)	Common Stock, $1.00 par value	1,000	0	0	1,000
CNE Venture-Tech, Inc.	Common Stock, $1.00 par value	1,000	0	0	1,000
Energy East Enterprises, Inc. (EEE)	Common Stock, $.01 par value	10,000	0	9,974	26
New Hampshire Gas Corporation	Common Stock, $.01 par value	1,000	0	975	25
Southern Vermont Natural Gas Corporation	Common Stock, $.01 par value	5,000	0	4,999	1
Seneca Lake Storage, Inc.	Common Stock, $.01 par value	1,000	0	999	1
EAS Enterprises	Common, No par value, $10,000 Stated Value	10,000	0	4,556	5,444
Name of Issuer	Title of Issue	Amount Authorized by Charter	Amount Reserved for Options, Warrants, Conversions & Other Rights	Additional Amount Unissued	Amount issued (Col. C Less Cols. D and E)
Energy East Solutions, Inc.	Common Stock, $.01 par value	5,000	0	4,879	121
NYSEG Solutions, Inc.	Common Stock, $.01 par value	200	0	174	26
Energy East Telecommunications	Common Stock, $.01 par value	1,000	0	660	340
Cayuga Energy	Common Stock, $.01 par value	5,000	0	4,999	1
Energy East Management Corp.	Common Stock, $.01 par value	200	0	190	10
CMP Group	Common Stock, $.01 par value	1,000	0	0	1,000
CMP Co	Common Stock, par value $5	80,000,000	0	48,788,529	31,211,471
CMP Co	Dividend Series, Preferred Stock, $100 par value, Cumulative	2,300,000	0	1,850,900	449,100
CMP Co	Preferred $100 par value, Redemption Price $101.00, 3.50% Cumulative	220,000	0	0	220,000
CMP Co	Preferred $100 par value, Redemption Price $101.00, 4.60% Cumulative	30,000	0	0	30,000
CMP Co	Preferred $100 par value, Redemption Price $101.00, 4.75% Cumulative	50,000	0	0	50,000
CMP Co	Preferred $100 par value, Redemption Price $102.00, 5.25% Cumulative	50,000	0	0	50,000
CMP Co	Preferred $100 par value, Redemption Price $100.00, Dividend Series, 7.99% Called on 10/2/00, Cumulative	99,100	0	0	99,100
CMP Co.	Preferred $100 par value, Noncallable, Voting 6%, Cumulative	533	0	0	533
CMP Co	Preferred $100 par value, Noncallable, Voting 6%, Cumulative	5,713	0	0	5,713
MEPCo	Common Stock, $100 par value	20,000	0	11,215	8,785
NORVARCO	Common Stock, $100 par value	5,000	0	0	5,000
Central Securities Corp	Common Stock, $100 par value	10	0	0	10
Cumberland Securities Corporation	Common Stock, $100 par value	110	0	0	110
MaineCom Services	Common Stock, $10 par value	10,000	0	0	10,000
New England Investment Corp	Common Stock, $.01 par value	100	0	0	100
New England Security Corp.	Common Stock, $.01 par value	100	0	0	100
New England Gas Development	Common Stock, $1 par value	500	0	0	500
Name of Issuer	Title of Issue	Amount Authorized by Charter	Amount Reserved for Options, Warrants, Conversions & Other Rights	Additional Amount Unissued	Amount issued (Col. C Less Cols. D and E)
The Union Water-Power Company	Common Stock, $100 par value	10,000	0	7,530	2,470
CTG Resources	No par value Common Stock	1,000	0	0	1,000
CNG	$3.125 par value Common Stock	20,000,000	0	9,365,504	10,634,496
CNG	$3.125 par value, 8% Cumulative Preferred Stock (preference on liquidation of $6.25 per share)	897,506	0	775,472	122,034
CNG	$100.00 par value, 6% Series B cumulative Preferred Stock	9,999,552	0	9,994,964	4,588
CNG Realty Corp.	Common Stock, $100 par value	500	0	490	10
TEN	$1.00 par value Common Stock	5,000	0	4,000	1,000
The Hartford Steam Company	Common Stock, $100 par value	1,000	0	379	621
TEN Transmission Company	Common Stock, no par value	5,000	0	4,999	1
ENI Gas Services, Inc.	Common Stock, no par value	20,000	0	19,999	1
TEN Gas Services, Inc.	Common Stock, no par value	20,000	0	19,900	100
Berkshire Gas	4.8% Cumulative Preferred $100 par value	15,000	0	11,997	3,003
Berkshire Gas	Common Stock $2.50 par value	8,400,000	0	8,399,900	100
Berkshire Propane, Inc.	Common Stock No par value	200,000	0	199,900	100
Berkshire Service Solutions, Inc. (Berkshire Service)	Common Stock No par value	200,000	0	199,900	100
Berkshire Energy	Common Stock No par value	1,000	0	0	1,000

CONTINGENT LIABILITIES

(c) A brief outline of the nature and amount of each contingent liability on account of endorsement or other guarantees of any securities.

CTG Resources has guaranteed $107 million of financial or contractual obligations of The Energy Network.

OTHER SECURITIES

(d) A statement of the amount of warrants, rights, or options and of any class of securities of the registrant and subsidiary companies not elsewhere herein described which is outstanding and/or authorized. A brief description of the provisions thereof should be included. Information need not be set forth under this item as to notes, drafts, bills of exchange or bankers' acceptances which mature within nine months.

See 14(a).

Col. A	Col. B	Col. C	Col. D
Name of Obligor	Title of Issue	Amount Authorized (000)	Amount Issued Less Retired (000)
CMP Co	Pollution Control Facility (PCF) - Industrial Development Authority of N. H. Notes	$11,000	$11,000
CMP Co	PCF - Industrial Development Authority of N. H. Notes	$8,500	$8,500
NORVARCO	Promissory Note	$23,767	$23,767
Union Water-Power	Bank Notes	$1,071	$1,071
CMP Co	Finance Authority of Maine Loan Agreement	$37,929	$37,929
Union Water-Power	Variable Long-Term	$219	$219
Union Water-Power	Variable Long-Term	$989	$989
CMP Co	Series C MTN	$5,000	$5,000
CMP Co	Series C MTN	$5,000	$5,000
CMP Co	Series E MTN	$25,000	$25,000
CMP Co	Series E MTN	$50,000	$50,000
CMP Co	Series E MTN	$50,000	$50,000
CNG	Medium Term Notes 9.1% due 11/16	$10,000	$10,000
CNG	Medium Term Notes 8.96% due 4/17	$20,000	$20,000
CNG	Medium Term Notes 7.61% due 7/02	$10,000	$10,000
CNG	Medium Term Notes 8.05% due 8/12	$5,000	$5,000
CNG	Medium Term Notes 6.85% due 9/13	$20,000	$20,000
CNG	Medium Term Notes 7.82% due 7/04	$10,000	$10,000
CNG	Medium Term Notes 8.12% due 8/14	$5,000	$5,000
CNG	Medium Term Notes 8.49% due 8/24	$5,000	$5,000
CNG	Medium Term Notes 6.62% due 10/07	$1,000	$1,000
CNG	Medium Term Notes 6.65% due 10/07	$1,000	$1,000
Berkshire Gas	Senior Note 9.6%	$8,000	$8,000
Berkshire Gas	Senior Note 7.8%	$16,000	$16,000
Berkshire Gas	Commerical Note 6.10%	$6,000	$6,000
CNG	Medium Term Notes 6.69% due 10/07	$17,000	$17,000
CNG	Medium Term Notes 6.04% due 10/08	$20,000	$20,000
EAS Enterprises	Citibank Credit Agreement	$20,000	$20,000
EAS Enterprises	Chase Installment Promissory Note	$7,185	$5,055

INVESTMENTS IN SYSTEM SECURITIES

9. Give a tabulation showing the principal amount, par or stated value, the cost to the system company originally acquiring such security, and the number of shares or units, of each security described under Item 8 that is held by the registrant and by each subsidiary company thereof as the record (or beneficial) owner, and the amounts at which the same are carried on the books of each such owner. This information should be given as of the same date as the information furnished in answer to Item 8.

As of September 30, 2000
Record (or beneficial) owner	Issuing company	Type of Security and Principal Amount, Par or Stated Value	Shares or Units Held	Cost to System Company Originally Acquiring (000)	Amount at Which Carried on Books of Owner (000)
Energy East	NYSEG	Common Stock, $6.66 2/3 Par Value	64,508,477	$600,734	$640,029
Energy East	Connecticut Energy	Common Stock, $1.00 Par Value	1,000	$436,481	$434,360
Connecticut Energy	Southern	Common Stock, $13.33 1/3 Par Value	1,407,072	$419,815	$415,355
Connecticut Energy	CNE Energy Services	Common Stock, $1.00 Par Value	1,000	$15,121	$14,906
CNE Energy Services	Energy East Solutions, LLC (Energy East Solutions)			$2,451	$2,451
CNE Energy Services	Total Peaking Services, LLC			$2,080	$2,660
CNE Energy Services	CNE Peaking, LLC			$6,082	$5,447
Connecticut Energy	CNE Development	Common Stock, $1.00 Par Value	1,000	$1,580	$2,322
Connecticut Energy	CNE Venture-Tech	Common Stock, $1.00 Par Value	1,000	$8,469	$10,858
CNE Venture-Tech	CIS Service Bureau, LLC			$7,813	$7,813
Energy East	Energy East Enterprises (EEE)	Common Stock,$.01 par value	26	$11,633	$9,093
EEE	New Hampshire Gas Corporation	Common Stock,$.01 par value	25	$1,013	$802
EEE	Southern Vermont Natural Gas Corporation	Common Stock,$.01 par value	1	$323	($13)
EEE	Seneca Lake Storage	Common Stock,$.01 par value	1	$819	$859
Energy East	EAS Enterprises	Common stock, No Par, $10,000 Stated Value	5,444	$41,899	$11,219
EAS Enterprises	Energy East Solutions	Common Stock, $.01 Par Value	121	$23,232	$14,577
Energy East Solutions	NYSEG Solutions	Common Stock, $.01 Par Value	26	$15,022	$8,576
EAS Enterprises	Energy East Telecommunications	Common Stock, $.01 Par Value	340	$3,624	$3,000
EAS Enterprises	Cayuga Energy	Common Stock, $.01 Par Value	1	$17,636	$18,032
Energy East	Energy East Management Corp	Common Stock, $.01 Par Value	10	$497,701	$20,110

Record (or beneficial) owner	Issuing company	Type of Security and Principal Amount, Par or Stated Value	Shares or Units Held	Cost to System Company Originally Acquiring	Amount at Which Carried on Books of Owner
Energy East	CMP Group	Common Stock, $.01 par value	1,000	$772,055	$766,730
CMP Group	CMP Co	Common Stock, par value $5	31,211,471	$614,251	$599,560
CMP Co	MEPCo	Common Stock, $100 par value	8,785	$9,334	$9,483
CMP Co	NORVARCO	Common Stock, $100 par value	5,000	$802	$806
CMP Co	Central Securities Corporation	Common Stock, $100 par value	10	$1,916	$1,921
CMP Co	Cumberland Securities Corp.	Common Stock, $100 par value	110	$959	$959
CMP Group	MaineCom Services	Common Stock, $10 par value	10,000	$143,450	$133,559
MaineCom Services	New England Investment Corp	Common Stock, $.01 par value	100	$123,299	$140,940
MaineCom Services	New England Security Corp.	Common Stock, $.01 par value	100	$10	$5
CMP Group	New England Gas Development Corp	Common Stock, $1 par value	500	$990	$454
CMP Group	The Union Water-Power Company	Common Stock, $100 par value	2,470	$23,478	$22,991
Energy East	CTG Resources	No Par Common Stock	1,000	$357,948	$356,923
CTG Resources	CNG	$3.125 Par Value Common Stock	10,634,496	$360,333	$354,996
CNG	CNG Realty Corp.	Common Stock, $100 par value	10	1	1
CTG Resources	TEN	$1.00 Par Value Common Stock	1,000	$44,793	$45,090
TEN	The Hartford Steam Company	Common Stock, $100 par value	621	$36,606	$36,933
TEN	TEN Transmission Company	Common Stock, no par value	1	$13,881	$13,939
TEN	ENI Gas Services, Inc.	Common Stock, no par value	1	$16	$16
TEN	TEN Gas Services, Inc.	Common Stock, no par value	100	$100	-
Berkshire Energy	Berkshire Gas	Common Stock $2.50 par	100	$91,550	$90,799
Berkshire Energy	Berkshire Propane, Inc.	Common Stock No par	100	$3,605	$3,518
Berkshire Energy	Berkshire Service Solutions, Inc.	Common Stock No par	100	($654)	($720)
Energy East	Berkshire Energy	Common Stock No par	1,000	$97,387	$96,522

INVESTMENTS IN OTHER COMPANIES

10. Give a tabulation showing all investments of the registrant and of each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant. Also show all other investments of the registrant and of each subsidiary thereof in the securities of any other enterprise, if the book value of the investment in any such enterprise exceeds 2% of the total debit accounts shown on the balance sheet of the company owning such investment or an amount in excess of $25,000 (whichever amount is the lesser). Give principal amount and number of shares or units and the cost of each issue of such securities to the system company originally acquiring such security, and amount at which carried on the books of the owner. List all such securities pledged as collateral for loans or other obligations and identify loans and obligations for which pledged. This information should be given as of the same date as the information furnished in answer to Item 8.

(a) Investments of the registrant and of each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant as of September 30, 2000:

None.

(b) All other investments of the registrant and of each subsidiary thereof in the securities of any other enterprise as of September 30, 2000:
Investment Company	Principal amount ($000)	Number of shares or units	System Company's Original Acquisition Cost (000)	Investment Owner's Book Value (000)	Loans or Obligations for Which Pledged, if any
John Hancock Financial Services, Inc.(1)		200,062	$3,401	$5,377	$874
Humana, Inc.(1)	$22,271	N/A	$22,271	$22,271	None
Winn-Dixie Stores, Inc.(1)	$3,494	N/A	$3,494	$3,494	None
East Coast Natural Gas Cooperative, LLC		20%	$50	$62	None
Nth Power Technology Fund I, L.P.		7.8884%	$7,641	$7,641	None
Nth Power Technology Fund II, L.P.		4.1%	$750	$750	None
Total Peaking Services, LLC		100%	$2,660	$2,660	None
CNE Peaking, LLC		100%	$5,447	$5,447	None
CIS Service Bureau		100%	$7,813	$7,813	None
Chester SVC Partnership
Maine Yankee Atomic Power Company		190,000	$26,977	$26,977	None
Connecticut Yankee Atomic Power Company		21,000	$5,358	$5,358	None
Vermont Yankee Nuclear Power Corporation		15,681	$2,116	$2,116	None
Yankee Atomic Electric Company		14,573	$1,094	$1,094	None
New England Business Trust		100%	$123,289	$140,930	None
NEON Communications Inc.		4,455,802	$9,411	$147,650	None
KBC Energy Services		100%	$1,202	-0-	None
Iroquois Gas Transmission System Limited Partnership		4.87%	$11,799	$11,799	None
Downtown Cogeneration Associates Partnership		10%	$309	$309	None
Maine Natural Gas LLC		100%	$5,560	$5,560	None

(1) Exempt investment under 17CFR Section 250.40.

INDEBTEDNESS OF SYSTEM COMPANIES

11. List each indebtedness of the registrant and of each subsidiary company thereof (other than indebtedness reported under Item 8, but as of the same date) where the aggregate debt owed by any such company to any one person exceeds $25,000 or an amount exceeding 2% of the total of the debit accounts shown on the balance sheet of the debtor (whichever amount is the lesser) but not including any case in which such aggregate indebtedness is less than $5,000, and give the following additional information as to each such indebtedness:

(a) Debts owed to associate companies as of September 30, 2000:

(i) Intercompany Payables and Receivables:
Name of Debtor	Name of Creditor	Amount Owed (000)	Rate of Interest	Date of Maturity
NYSEG	Energy East	$2,907	18%	net 15 days
EAS Enterprises, Inc.	NYSEG	$387	18%	net 15 days
EEE	NYSEG	$113	18%	net 15 days
Southern	Connecticut Energy	$93	None	N/A
Connecticut Energy	Southern	$488	None	N/A
CNE Energy Services	Southern	$1,214	None	N/A
CNE Venture-Tech	Southern	$191	None	N/A
Connecticut Energy	CNE Development	$618	None	N/A
Connecticut Energy	CNE Energy Services	$260	None	N/A
Southern	CNE Energy Services	$127	None	N/A
Connecticut Energy	CNE Venture-Tech	$76	None	N/A
Southern	CNE Venture-Tech	$239	None	N/A
CMP Co	CMP Group	$2,863	None	N/A
MaineCom Services	CMP Group	$33	None	N/A
Union Water Power	CMP Group	$166	None	N/A
Energy East	CMP Group	$88	None	N/A
CMP Group	CMP Co	$456	None	N/A
Union Water Power	CMP Co	$623	None	N/A
CMP Co	Union Water Power	$351	None	N/A
MaineCom Services	CMP Co	$198	None	N/A
MEPCO	CMP Co	$194	None	N/A
Maine Yankee Atomic Power Co.	CMP Co	$842	None	N/A
CMP Co	Maine Yankee Atomic Power Co.	$2,225	None	N/A
CTG Resources	CNG	$4,624	None	N/A
CTG Resources	TEN	$41,109	None	N/A
CNG	CTG Resources	$1,055	None	N/A
CNG	The Hartford Steam Company	$41	None	N/A
CNG	CNG Realty Corp	$436	None	N/A
CNG	TEN	$109	None	N/A
CNG Realty Corp.	CNG	$122	None	N/A
The Hartford Steam Company - Hartford Hospital Division	TEN	$1,669	None	N/A
TEN	CNG	$1,008	None	N/A
TEN	CTG Resources	$99	None	N/A
TEN	CTG Resources	$1,000	None	N/A
CNG Realty Corp.	CNG	$156	None	N/A
TEN	CNG	$106	None	N/A
CTG Resources	TEN	$41,135	None	N/A

Name of Debtor	Name of Creditor	Amount Owed (000)	Rate of Interest	Date of Maturity
CNG	TEN	$44	None	N/A
Berkshire Gas	Berkshire Energy	$88	None	Monthly
Berkshire Gas	Berkshire Propane, Inc.	$771	None	Monthly
Berkshire Gas	Berkshire Service	$35	None	Monthly
Berkshire Propane, Inc	Berkshire Energy	$263	None	Monthly
Berkshire Service	Berkshire Energy	$112	None	Monthly
Berkshire Energy	Berkshire Gas	$691	None	Monthly
Berkshire Propane, Inc.	Berkshire Gas	$724	None	Monthly
Berkshire Service	Berkshire Gas	$251	None	Monthly
Energy East Solutions, Inc.	EAS Enterprises	$562	None	net 30 days
Cayuga Energy	EAS Enterprises	$39	None	net 30 days
NYSEG Solutions	EAS Enterprises	$117	None	net 30 days
NYSEG	NYSEG Solutions	$237	None	net 30 days
Carthage Energy	NYSEG Solutions	$72	None	net 30 days
Energy East Solutions, Inc.	NYSEG Solutions	$350	None	net 30 days
South Jersey Energy Solutions, LLC	NYSEG Solutions	$2,124	None	net 30 days
EAS Enterprises	Energy East Solutions, Inc.	$906	None	net 30 days
Energy East Solutions	Energy East Solutions, Inc.	$30	None	net 30 days
Energy East Solutions, Inc.	Energy East Solutions	$580	None	net 30 days
NYSEG Solutions	Energy East Solutions, Inc.	$692	None	net 30 days
South Jersey Solutions, LCC	Energy East Solutions, Inc.	$166	None	net 30 days
NYSEG	Energy East Telecommunications	$29	None	net 30 days
Telergy East, LLC	Energy East Telecommunications	$138	None	net 30 days
NYSEG Solutions	South Glens Falls Energy	$1,015	None	net 30 days
Carthage Energy	South Glens Falls Energy	$63	None	net 30 days
NYSEG Solutions	Carthage Energy	$594	None	net 30 days
Cayuga Energy	NYSEG	$32	None	net 30 days
NYSEG Solutions, Inc.	NYSEG	$213	None	net 30 days
EAS Enterprises	Energy East	$98	None	net 30 days
EAS Enterprises	Energy East Management Corp.	$594	None	net 30 days
Energy East	EAS Enterprises	$1,043	None	net 30 days
Energy East	Energy East Solutions, Inc.	$101	None	net 30 days
Energy East	NYSEG Solutions	$2,543	None	net 30 days
Energy East	Energy East Telecommunications	$86	None	net 30 days
Cayuga Energy	Energy East	$425	None	net 30 days
Maine Natural Gas	NYSEG	$79	None	net 30 days
NYSEG	Energy East	$4,370	None	net 30 days
EAS Enterprises	Energy East	$98	None	net 30 days
Energy East	NYSEG	$1,463	None	net 30 days
EAS Enterprises	Energy East Management Corporation	$594	None	net 30 days

(ii) Intercompany Notes Receivable/Payable:
Name of Debtor	Name of Creditor	Amount Owed (000)	Rate of Interest	Date of Maturity
CNE Energy Services	Connecticut Energy	$5,454	7.224%	12/4/00
CNE Venture-Tech	Connecticut Energy	$4,130	0%	N/A
CNG	TEN	$11,000	variable
Berkshire Gas	Berkshire Energy	$11,989	7.29%	Revolving
Berkshire Propane, Inc.	Berkshire Energy	$4,673	9.5%	Revolving
Berkshire Service	Berkshire Energy	$3,165	9.5%	Revolving
EAS Enterprises	Energy East Solutions	$1,000	5.4125%	11/27/00
EAS Enterprises	Energy East	$3,850	7.50%	11/30/00

(b) Debts owed to others as of September 30, 2000:

Omitted by permission of the Staff.

PRINCIPAL LEASES

12. Describe briefly the principal features of each lease (omitting oil and gas leases) to which the registrant or any subsidiary company thereof is a party, which involves rental at an annual rate of more than $50,000 or an amount exceeding 1% of the annual gross operating revenue of such party to said lease during its last fiscal year (whichever of such sums is the lesser) but not including any lease involving rental at a rate of less than $5,000 per year.
Lessee	Lessor	Item(s) Leased	Annual Payments (000)	Expiration Date
NYSEG	Dell Financial Services	Computers	$131,735	10/31/2001
NYSEG	Dell Financial Services	Computers	$180,273	05/31/2002
NYSEG	Dell Financial Services	Computers	$165,690	06/30/2002
NYSEG	Dell Financial Services	Computers	$170,846	07/31/2002
NYSEG	Dell Financial Services	Computers	$144,172	08/31/2002
NYSEG	Columbia Lancaster Group, L.L.C.	Lancaster Service Center Building	$558,866	12/16/2022
Southern	People's Bank	Office	$1,232	12/31/2012
Southern	Baker Properties Limited Partnership	Operations Center	$935	12/2013
Southern	Fleet	Liquefied Natural Gas (LNG) Plant	$609	12/31/2020
CMP Co	VETCO	Transmission Facilities	$356	12/2011
CMP Co	NEETCO	Transmission Facilities	$623	12/2011
CMP Co	NEP	Transmission Facilities	$711	6/2015
CMP Co	NEH	Transmission Facilities	$2,467	6/2015
CMP Co	NHH	Transmission Facilities	$2,242	6/2015
CMP Co	John G. Morse Jr.	Land & Building	$121	1/2007
CMP Co	Transco	Copiers	$59	12/2000
CMP Co	Storagetec Financial	Computers	$85	6/2002
Union Water Power Company	Augusta - Gall	Building	$167	3/2005
Union Water Power Company	Portland - Congdon	Building	$62	2/2005
Department of Human Services	Union Water Power Company	Building	$215	10/2008
Adelphia Co.	Union Water Power Company	Building	$180	9/2006
Fairchild Semiconductor	Union Water Power Company	Building	$54	Tenants at will
CMP Co	Augusta Edison Trust	Buildings	$1,100	3/2021
CNG	Pacific Rim Capital Bank One	Computer Equipment	$54	6/30/01
CNG	IBM Credit Corp.	Computer Equipment	$55	11/30/01
CNG	Pacific Rim Capital Capital Associates	Computer Equipment	$54	9/30/02
CNG	Pacific Rim Capital Relational Funding	Computer Equipment	$51	3/31/03
CNG	Old Track Road LLC	Office Space	$330	8/18/14
Paradigm Investment Services Inc.	CNG	Office Space	$144	8/18/06
Lessee	Lessor	Item(s) Leased	Annual Payments (000)	Expiration Date
The Hartford Steam Company	Hartford Downtown Revival LLC	Cogeneration Facilities and Equipment	$72	5/01/14
TEN	State of Connecticut	Building	$55	7/01/09
Berkshire Gas	Fleet Capital Leasing	Computer Equipment	$66	2/2002
Berkshire Gas	Fleet Capital Leasing	Computer Equipment	$82	11/2002
Berkshire Gas	Fleet Capital Leasing	Computer Equipment	$54	12/2002
Berkshire Gas	Wells Fargo Leasing	Computer Equipment	$214	4/2001
Berkshire Gas	KeyCorp Leasing	Computer Equipment	$64	6/2003
EAS Enterprises	The Chase Manhattan Bank	Office	$89	3/31/01
EAS Enterprises	217 Commercial Street Associates, Inc.	Office	$76	12/31/04

SECURITIES SOLD

13. If, during the last five years, the registrant or any subsidiary company thereof has issued, sold or exchanged, either publicly or privately, any securities having a principal amount, par, stated or declared value exceeding $1,000,000 or exceeding an amount equal to 10% of the total liabilities as shown by the balance sheet of the issuer at the time of such issue (whichever of such sums is the lesser), give the following information with respect to each such issue or sale:

Omitted by permission of the Staff.

AGREEMENTS FOR FUTURE DISTRIBUTION OF SECURITIES

14. (a) Summarize the terms of any existing agreement to which the registrant or any associate or affiliate company thereof is a party or in which any such company has a beneficial interest with respect to future distribution of securities of the registrant or of any subsidiary;

Certain information regarding agreements with respect to future distribution of securities of Energy East and its subsidiaries is set forth in the following documents, the applicable portions of which are hereby incorporated by reference: information with respect to Energy East's Dividend Reinvestment and Stock Purchase Plan is set forth in Energy East's Registration Statement No. 033-54155, as amended; information with respect to Energy East's 2000 Stock Option Plan is set forth in Energy East's Registration Statement No. 333-37392; information with respect to NYSEG's Employees' Stock Purchase Plan is set forth in Energy East's Registration Statement No. 33-54993, as amended; information with respect to NYSEG's 401K Plan is set forth in Energy East's Registration Statement No. 333-16201, as amended; information with respect to Southern's 401K Plan is set forth in Energy East's Registration Statement No. 333-34776; information with respect to Connecticut Natural Gas Corporation's 401K Plan is set forth in Energy East's Registration Statement No. 333-45082; and information with respect to Central Maine Power's 401K Plan is set forth in Energy East's Registration Statement No. 333-45084.

(b) Describe briefly the nature of any financial interest (other than the ownership of securities acquired as a dealer for the purpose of resale) which any person with whom such agreement exists, has in the registrant or in any associate or affiliate company thereof.

The beneficiaries of the employee benefit plans referred to above may be deemed to have a financial interest in the registrant or affiliated companies thereof by virtue of their employment relationship with the registrant or such other companies and compensation, benefit and severance agreements and arrangements relating to such employment.

TWENTY LARGEST HOLDERS OF CAPITAL STOCKS

15. As of a recent date (indicating such date for each class) give the following information with respect to the holders of each class of stock and/or certificates of beneficial interest of the registrant:

(a) List the twenty largest holders in accordance with the table below:
     The 20 largest registered holders of common stock of Energy East as of its most recent dividend record date, October 23, 2000, are:
Title of Issue	Holder of Record and Address	Number of Shares Owned	Percent of Class
Common Stock	Cede & Co c/o The Depository Trust Co. Attn Neil Desai - Cash Receipts 7 Hanover Square - 24th Floor New York NY 10004	88,310,545	74.6137%
Common Stock	Energy East Corporation as Agent for the Dividend Reinvestment and Stock Purchase Plan PO Box 3200 Ithaca NY 14852	10,776,093	9.1047%
Common Stock	ChaseMellon Shareholder Services as Exchange Agent for the Unexchanged Shs of CT Energy Corp Reorganization Dept 85 Challenger Rd Ridgefield Park NJ 07660	318,215	0.2689%
Common Stock	Energy East Corp Repurchase AC Ithaca Dryden Rd - Box 3287 Ithaca NY 14852	170,000	0.1436%
Common Stock	Edward T Burns Jr 300 Sperry Avenue Stratford CT 06615	166,508	0.1407%
Common Stock	ChaseMellon Shareholder Services as Exchange Agent for the Unexchanged Shares of CTG Resources & Oak Merger Co 85 Challenger Rd - Reorganization Dept Ridgefield Park NJ 07660	109,652	0.0926%
Common Stock	Josephine Burns 240 Rosebrook Dr Stratford CT 06614-2450	53,495	0.0452%
Common Stock	Esther C Chadwick 19 Kent Rd Scarsdale NY 10583	52,014	0.0439%
Common Stock	Hart Securities Ltd c/o Anthony Bonanno Esq Gibson Dunn and Crutcher 1050 Connecticut Ave NW - Suite 900 Washington DC 20036	50,000	0.0422%
Common Stock	Anthony S Papa and Joan B Papa JT TEN 60 Linwood Ave Newington CT 06111-3824	49,708	0.0420%
Title of Issue	Holder of Record and Address	Number of Shares Owned	Percent of Class
Common Stock	Angelo Tomasso Jr 132 Roslyn Dr New Britain CT 06052-1824	36,055	0.0305%
Common Stock	Muriel Putnam Smith and Everett Smith III TR UA May 16 96 The Muriel Putnam Smith Trust Quaker Lane Greenwich CT 06831	33,689	0.0285%
Common Stock	Edward T Burns Jr Cust John Burns Unif Gift Min Act MA 240 Rosebrook Dr Stratford CT 06614-2450	28,120	0.0238%
Common Stock	Paula Julian 91 Avalon Court Fairfield CT 06430-6235	22,213	0.0188%
Common Stock	David L Mandel 14 Willow Lane Morgantown WV 26505	21,932	0.0185%
Common Stock	Price Y Cia Inc c/o Thomas E Price 216 Dixie Terminal Building Cincinnati OH 45202	20,784	0.0176%
Common Stock	George Kozmetsky & Ronya Kozmetsky JT TEN PO Box 2253 Austin TX 78701	20,034	0.0169%
Common Stock	Evelyn P Ahlquist 17 Brooke Meadow Rd Kensington CT 06037-2805	18,200	0.0154%
Common Stock	Dwight C Baum TR UA Jan 16 79 Dwight C Baum Hildagarde E Baum Trust 1011 Oak Grove Ave San Marino CA 91108-1025	17,320	0.0146%
Common Stock	Roberta R Mercadente 24 Crest St Wethersfield CT 06109-2601	17,100	0.0144%

(b) Number of shareholders of record each holding 1,000 shares or more, and aggregate number of shares so held.
     5,070 accounts holding 110,782,822 shares (includes shareholders listed in (a) above)

(c) Number of shareholders of record each holding less than 1,000 shares, and the aggregate number of shares so held.
     30,870 accounts holding 7,574,176 shares

OFFICERS, DIRECTORS AND EMPLOYEES

16. (a) Positions and Compensation of Officers and Directors. Give name and address of each director and officer (including any person who performs similar functions) of the registrant, of each subsidiary company thereof, and of each mutual service company which is a member of the same holding company system. Opposite the name of each such individual give the title of every such position held by him and briefly describe each other employment of such individual by each such company.

State the present rate of compensation on an annual basis for each director whose aggregate compensation from all such companies exceeds $1,000 per year, and of each officer whose aggregate compensation from such companies is at the rate of $20,000 or more per year. In the event any officer devotes only part of his time to a company or companies in the system, this fact should be indicated by appropriate footnote. Such compensation for such part time should be computed on an annual rate, and if such annual rate exceeds $20,000, the actual compensation, as well as annual rate, should also be reported.

Name	Address	Company	Positions and Employments	Present Compensation (Annual Rate)

(b) Compensation of Certain Employees. As to regular employees of such companies who are not directors or officers of any one of them, list the name, address and aggregate annual rate of compensation of all those who receive $20,000 or more per year from all such companies.

(c) Indebtedness to System Companies. As to every such director, trustee or officer as aforesaid, who is indebted to any one of such companies, or on whose behalf any such company has now outstanding and effective any obligation to assume or guarantee payment of any indebtedness to another, and whose total direct and contingent liability to such company exceeds the sum of $1,000, give the name of such director, trustee, or officer, the name of such company and describe briefly the nature and amount of such direct and contingent obligations.

(d) Contracts. If any such director, trustee, or officer as aforesaid:

(1) has an existing contract with any such company (exclusive of an employment contract which provides for no compensation other than that set forth in paragraph (a) of this Item); or,

(2) either individually or together with the members of his immediate family, owns, directly or indirectly, 5% or more of the voting securities of any third person with whom any such company has an existing contract; or,

(3) has any other beneficial interest in an existing contract to which any such company is a party; describe briefly the nature of such contract, the names of the parties thereto, the terms thereof and the interest of such officer, trustee, or director therein.

     By permission of the Staff of the Commission, the information required for Items 16(a) through 16(d) is not included in this report. Instead, the information will be available in Energy East Corporation's Proxy Statement to be distributed in connection with the 2001 Annual Meeting of Stockholders. Information concerning the positions and compensation of officers and directors of Energy East prior to the Mergers may be found in the Energy East Proxy Statement dated March 28, 2000, which is hereby incorporated by reference.

(e) Banking Connections. If any such director, trustee or officer is an executive officer, director, partner, appointee or representative of any bank, trust company, investment banker, or banking association or firm, or of any corporation a majority of whose stock having the unrestricted right to vote for the election of directors, is owned by any bank, trust company, investment banker, or banking association or firm, state the name of such director or officer, describe briefly such other positions held by him and indicate which of the rules under Section 17(c) authorizes the registrant and subsidiary companies of which he is a director or officer to retain him in such capacity.

Wesley W. von Schack - Member of the Board of Directors of Energy East since 1997 and Chairman, Chief Executive Officer and Chief Accounting Officer of Energy East Corporation. Currently a director of Mellon Bank Corporation and Mellon Bank, N.A., Pittsburgh, Pennsylvania. Authorized pursuant to Rule 70(b) of the Act.

INTERESTS OF TRUSTEES IN SYSTEM COMPANIES

17. Describe briefly the nature of any substantial interest which any trustee under indentures executed in connection with any outstanding issue of securities of the registrant or any subsidiary thereof, has in either the registrant or such subsidiary, and any claim which any such trustee may have against registrant or any subsidiary; provided, however, that it shall not be necessary to include in such description any evidences of indebtedness owned by such trustee which were issued pursuant to such an indenture.

To the knowledge of Energy East, no such interests exist.

SERVICE, SALES AND CONSTRUCTION CONTRACTS

18. As to each service, sales or construction contract (as defined in paragraphs (19) to (21) of Section 2(a) of the Act) which the registrant and any subsidiary company thereof has had in effect within the last three months, describe briefly the nature of such contract, the name and address of the parties thereto, the dates of execution and expiration, and the compensation to be paid thereunder. Attach typical forms of any such contracts as an exhibit to this registration statement. If the other party to any such contract is a mutual service company or a subsidiary service company which is a member of the same holding company system as the registrant and as to which the Commission has made a favorable finding in accordance with Rule 13-22, specific reference may be made to the application or declaration filed by such company pursuant to Rule 13-22 and no further details need be given as to such contracts.

     The information relating to all existing service, sales and construction contracts is included in File
No. 70-9675, Amendment No. 4 on Form U-1/A, and is incorporated by reference herein. There are no typical forms of such contracts.

LITIGATION

19. Describe briefly any existing litigation of the following descriptions, to which the registrant or any subsidiary company thereof is a party, or of which the property of the registrant or any such subsidiary company is the subject, including the names of the parties and the court in which such litigation is pending:

(1) Proceedings to enforce or to restrain enforcement of any order of a State commission or other governmental agency;

(2) Proceedings involving any franchise claimed by any such company;

(3) Proceedings between any such company and any holder, in his capacity as such, of any funded indebtedness or capital stock issued, or guaranteed by such company, or between any such company and any officer thereof;

(4) Proceedings in which any such company sues in its capacity as owner of capital stock or funded indebtedness issued or guaranteed by any other company;

(5) Each other proceeding in which the matter in controversy, exclusive of interest and costs, exceeds an amount equal to 2% of the debit accounts shown on the most recent balance sheet of such company.

     Information concerning litigation involving Energy East and its subsidiaries is available in Item 3 of the annual reports on Form 10-K and Item 1 of the quarterly reports on Form 10-Q of the companies: Energy East (File No. 1-14766), NYSEG (File No. 1-3103-2), Connecticut Energy (File No. 1-8369), CMP Group (File No. 1-14786), CMP Co (File No. 1-5139), CTG Resources (File No. 1-12859) and Berkshire Energy (File No. 0-29812), the relevant sections of which are incorporated by reference herein.

EXHIBITS

Submit the following exhibits as a part of the registration statement.

EXHIBIT A. Furnish a corporate chart showing graphically relationships existing between the registrant and all subsidiary companies thereof as of the same date as the information furnished in the answer to Item 8. The chart should show the percentage of each class of voting securities of each subsidiary owned by the registrant and by each subsidiary company.

A corporate chart of Energy East and its subsidiaries is provided as Exhibit A-1.

EXHIBIT B. With respect to the registrant and each subsidiary company thereof, furnish a copy of the charter, articles of incorporation, trust agreement, voting trust agreement, or other fundamental document of organization, and a copy of its by-laws, rules and regulations, or other instruments corresponding thereto. If such documents do not set forth fully the rights, priorities and preferences of the holders of each class of capital stock described in the answer to Item 8(b) and those of the holders of any warrants, options or other securities described in the answer to Item 8(d), and of any limitations on such rights, there shall also be included the text appearing on each certificate or a copy of each resolution or other document establishing or defining such rights and limitations. The text of each such document shall be in the amended form effective at the date of filing the registration statement or shall be accompanied by copies of any amendments to it then in effect.

     By permission of the Staff, in lieu of the items required for this exhibit, the disclosure requirements for Exhibit B have been limited to 1) the state of incorporation for Energy East and each of its subsidiary companies and 2) a brief description of every subsidiary company of Energy East including a statement as to whether each such company is active or inactive. Such information is provided in Items 4 and 5 of this report.

EXHIBIT C. (a) With respect to each class of funded debt shown in the answers to Items 8(a) and 8(c), submit a copy of the indenture or other fundamental document defining the rights of the holders of such security, and a copy of each contract or other instrument evidencing the liability of the registrant or a subsidiary company thereof as endorser or guarantor of such security. Include a copy of each amendment of such document and of each supplemental agreement, executed in connection therewith. If there have been any changes of trustees thereunder, such changes, unless otherwise shown, should be indicated by notes on the appropriate documents. No such indenture or other document need be filed in connection with any such issue if the total amount of securities that are now, or may at any time hereafter, be issued and outstanding thereunder does not exceed either $1,000,000 or an amount equal to 10% of the total of the debit accounts shown on the most recent balance sheet of the registrant or subsidiary company which issued or guaranteed such securities or which is the owner of property subject to the lien of such securities, whichever of said sums is the lesser.

Omitted by permission of the Staff.

(b) As to each outstanding and uncompleted contract or agreement entered into by registrant or any subsidiary company thereof relating to the acquisition of any securities, utility assets (as defined in Section 2(a)(18) of the Act), or any other interest in any business, submit a copy of such contract or agreement and submit details of any supplementary understandings or arrangements that will assist in securing an understanding of such transactions.

Omitted by permission of the Staff.

EXHIBIT D. A consolidating statement of income and surplus of the registrant and its subsidiary companies for its last fiscal year ending prior to the date of filing this registration statement, together with a consolidating balance sheet of the registrant and its subsidiary companies as of the close of such fiscal year.

     By permission of the Staff, Exhibit D will be filed on or before May 1, 2001. Such Exhibit will disclose the consolidating financial statements of Energy East Corporation and its subsidiaries as of the fiscal year ended December 31, 2000.

EXHIBIT E. For each public utility company and natural gas producing and pipe line property in the holding company system of the registrant, furnish the following maps (properties of associate companies operating in contiguous or nearby areas may be shown on the same map, provided property and service areas of each company are shown distinctively); provided that all maps shall be filed in paper under cover of Form SE (Section 259.603) if submitted by an electronic filer.

(1) Map showing service area in which electric service is furnished, indicating the names of the companies serving contiguous areas;

(2) Electric system map showing location of electric property (exclusive of local distribution lines) owned and/or operated, and information as follows:

(a) Generating plants - kind and capacity;

(b) Transmission lines - voltage, number of circuits, kind of supports, kind and size of conductors;

(c) Transmission substations - capacity;

(d) Distribution substations - capacity;

(e) Points of interconnection with all other electric utility companies and with all electrical enterprises operated by municipal or governmental agencies, giving names of such companies and enterprises;

(3) Map showing service area in which gas service is furnished, indicating the names of companies serving contiguous areas;

(4) Gas system map showing location of gas property (exclusive of low pressure local distribution lines) owned and/or operated, and information as follows:

(a) Generating plants - kind and daily capacity;

(b) Holders - kind and capacity;

(c) Compressor stations - capacity in horsepower;

(d) Transmission pipe lines - size, approximate average transmission pressure and the estimated daily delivery capacity of the system;

(e) Points of interconnection with all other private and public gas utilities, pipe lines or producing enterprises, giving names of such companies and other enterprises;

(f) General location and outline of gas producing and reserve areas, and diagrammatic location of gathering lines.

Maps have been provided as Exhibits E-1 through E-10.

EXHIBIT F. Furnish an accurate copy of each annual report for the last fiscal year ending prior to the date of the filing of this registration statement, which the registrant and each subsidiary company thereof has previously submitted to its stockholders. For companies for which no reports are submitted the reason for omission should be indicated; provided that electronic filers shall submit such reports in paper format only under cover of Form SE (Section 259.603).

Annual Reports have been provided as Exhibits F-1 through F-5.

EXHIBIT G. Furnish a copy of each annual report which the registrant and each public utility subsidiary company thereof shall have filed with any State commission having jurisdiction to regulate public utility companies for the last fiscal year ending prior to the date of filing this registration statement. If any such company shall have filed similar reports with more than one such State commission, the registrant need file a copy of only one of such reports provided that notation is made of such fact, giving the names of the different commissions with which such report was filed, and setting forth any differences between the copy submitted and the copies filed with such other commissions. In the event any company submits an annual report to the Federal Power Commission but not to a State commission, a copy of such report should be furnished. In the case of a registrant or any public utility subsidiary company for which no report is appended, the reasons for such omission should be indicated such as "No such reports required or filed;" provided that electronic filers shall submit such reports in paper format only under cover of Form SE (Section 259.603).

An annual report to a State Commission for each public utility subsidiary has been provided as Exhibits G-1 through G-7. No such report is required of Energy East and NORVARCO.

EXHIBIT H. Typical forms of service, sales or construction contracts described in answer to Item 18.

See response to Item 18.

This registration statement comprises:

(a) Pages numbered 1 to 29, consecutively.

(b) The following Exhibits:

EXHIBIT INDEX
Exhibit Number	Description
A-1	Corporate chart of Energy East Corporation and Subsidiaries (filed herewith on Form SE).
E-1	New York State Electric & Gas Corporation Electric System Map dated October 2000 (filed herewith on Form SE).
E-2	New York State Electric & Gas Corporation Gas System Map dated August 2000 (filed herewith on Form SE).
E-3	New York State Electric & Gas Corporation Line Impedance Listing 3.45 kv - 345 kv dated January 2000 (filed herewith on Form SE).
E-4	New York State Electric & Gas Corporation Substations (filed herewith on Form SE).
E-5	The Southern Connecticut Gas Company, Connecticut Energy Corporation, Franchise Area Map by Town dated May 2000 (filed herewith on Form SE).
E-6	Central Maine Power Company Map of Towns Served dated October 2000 (filed herewith on Form SE).
E-7	Central Maine Power Company Map of Major Transmission System and Transmission Line Data dated October 2000 (filed herewith on Form SE).
E-8	Connecticut Natural Gas Service Areas and State of Connecticut Natural Gas LDC Town Assignments, dated October 2000 (filed herewith on Form SE).
E-9	Connecticut Natural Gas Corporation Gas Distribution System and Supply Points, dated October 2000 (filed herewith on Form SE).
E-10	Map of Berkshire Gas Co. And information on Propane Air Plants and LNG - Liquefied Natural Gas (filed herewith on Form SE).
F-1	Energy East Corporation's 1999 Annual Report (year ended December 31, 1999) (filed herewith on Form SE).
F-2	Connecticut Energy Corporation's 1999 Annual Report (year ended September 30, 1999) (filed herewith on Form SE).
F-3	CMP Group's and Central Maine Power Company's Summary Annual Report for 1999 (year ended December 31, 1999) (filed herewith on Form SE).
F-4	CTG Resources, Inc.'s 1999 Annual Report (year ended September 30, 1999) (filed herewith on Form SE).
F-5	Berkshire Energy Resources' 1999 Annual Report (year ended June 30, 1999) (filed herewith on Form SE).
G-1	New York State Electric & Gas Corporation Annual Report for the year ended December 31, 1999, to the State of New York Public Service Commission (filed herewith on Form SE).
G-2	The Southern Connecticut Gas Company Annual Report to the Department of Public Utility Control of the State of Connecticut for the Year Ended September 30, 1999 (filed herewith on Form SE).
G-3	Maine Natural Gas, LLC (formerly CMP Natural Gas, LLC) Calendar Year 1999 Financial Statements filed with the Maine Public Utilities Commission (filed herewith on Form SE).
G-4	Central Maine Power Company FERC Form 1 Annual Report for the Year Ended December 31, 1999 submitted to the Maine Public Utilities Commission (filed herewith on Form SE).

Exhibit Number	Description
G-5	Maine Electric Power Company, Inc. FERC Form 1 Annual Report for the Year Ended December 31, 1999 submitted to the Maine Public Utilities Commission (filed herewith on Form SE).
G-6	Connecticut Natural Gas Corporation Annual Report to the Department of Public Utility Control of the State of Connecticut for the Year Ended September 30, 1999 (filed herewith on Form SE).
G-7

The Berkshire Gas Company, The Commonwealth of Massachusetts, Return to the Department of Telecommunications and Energy of Massachusetts for the Year Ended December 31, 1999 (filed herewith on Form SE).

S I G N A T U R E

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this registration statement to be duly signed on its behalf in the City of Ithaca and State of New York, on the 27th day of November, 2000.

(SEAL)

ENERGY EAST CORPORATION (Name of Registrant)
By /s/ Robert E. Rude Robert E. Rude Vice President and Controller

Attest:

 /s/ Kenneth M. Jasinski
     Kenneth M. Jasinski
     Executive Vice President, General
     Counsel & Secretary

V E R I F I C A T I O N

State of New York     )

                                )    ss.

County of Tompkins  )

The undersigned being duly sworn deposes and says that he has duly executed the attached registration statement dated November 27, 2000, for and on behalf of Energy East Corporation; that he is the Vice President and Controller of such company and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

 /s/ Robert E. Rude
     Robert E. Rude

Subscribed and sworn to before me, a notary public this 27th day of November, 2000.

(OFFICIAL SEAL)

 /s/ Darlene E. Beach
     Darlene E. Beach

My commission expires:   June 30, 2001